Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Governance and Compensation Committee of the

Airgas, Inc. Board of Directors:

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333-107872, No. 333-136461 and No. 333-170139) of Airgas, Inc. of our report dated March 29, 2011 with respect to the statements of financial position of the Amended and Restated Airgas, Inc. 2003 Employee Stock Purchase Plan as of December 31, 2010 and 2009, and the related statements of changes in participants’ equity for each of the years in the three-year period ended December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the Amended and Restated Airgas, Inc. 2003 Employee Stock Purchase Plan.

/s/ KPMG LLP

Philadelphia, Pennsylvania

March 29, 2011